FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 30, 2011

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The capital expenditure budget approved by the Board”, dated December 30, 2011.

2.	Taiwan Stock Exchange filing entitled, “To announce according to “Handling Procedures for Capital Lending” of the Company”, dated December 30, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2011	AU Optronics Corp.

	By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

Item 1

AU Optronics Corp.

December 30, 2011

English Language Summary

Subject: The capital expenditure budget approved by the Board.

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/12/30

Content:

1.	Date of occurrence of the event: 2010/10/28~2011/12/22

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

To explain the capital expenditure budget approved by the Board, as required by the Taiwan Stock Exchange

6.	Countermeasures: N/A

7.	Any other matters that need to be specified:

(1)	At the board meetings during October 2010 to December 2011, the Board approved an aggregate amount of NT$45,423 million in capital expenditure budget for AUO (the “Company”) and its wholly-owned subsidiaries. Main items included new products and capacity expansion for new technologies in Display Business, as well as cell and module capacity expansion in Solar Business. During the same period, the Board also approved an aggregate amount of NT$26,787 million in budget cuts, for those budgets which were not executed in previous years.

(2)	The budget execution mentioned above (note 7.1) will be subject to customer demand and market situation. The actual amount the Company will pay will be subject to the execution progress of the main items mentioned above (note 7.1) and the vendor payment terms.

(3)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted to NT$44,061 million during the first three quarters in 2011.

Item 2

AU Optronics Corp.

December 30, 2011

English Language Summary

Subject:	To announce according to “Handling Procedures for Capital Lending” of the Company.

Regulation:	Published pursuant to Article 2-23 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/12/30

Content:

1.	Date of occurrence of the event:2011/12/30

2.	Name of the company to which the loans have been extended, its relationship to the Company, ceiling on the loan amounts, amount of loans originally extended, amount of the current additional loans, reason for the current additional loans:

(1)	the company name:AFPD Pte., Ltd.

(2)	relationship:a subsidiary 100%-owned by the Company

(3)	the ceiling on the loan amount:NTD22,513,674 thousand

(4)	the amount of loans originally extended:0

(5)	the amount of the current additional loans:NTD10,909,800 thousand

(6)	the reason for the current additional loans: The backup funds plan of the subsidiary

3.	Content of the collateral provided by the party to which the loans have been extended: None.

4.	Value of the collateral provided by the party to which the loans have been extended: N/A

5.	Capital of the party to which the loans have been extended according to its latest financial report: NTD10,875,454 thousand

6.	Accumulated profit/loss of the party to which the loans have been extended according to its latest financial report: -NTD8,616,826 thousand

7.	Method of calculation of interest:

The interest rate is calculated by the Company’s short-term funding cost plus 1%, and collected at maturity.

8.	Conditions for repayment: Pursuant to the contract.

9.	Date for repayment: Pursuant to the contract.

10.	Balance of monetary loans extended to others as of the date of occurrence of the event:

NTD14,253,700 thousand

11.	The ratio of the amount of loans to the Company’s net worth according to the latest financial report as of the date of occurrence of the event: 6.33%

12.	Source of the funds loaned by a subsidiary to another person:

The funds owned by the Company.

13.	Any other matters that need to be specified:

In order to lower the liquidity risk at the Company’s Subsidiary resulting from the turmoil in global financial markets, the Company has provided backup funding plan mentioned above for the Subsidiary. The plan will be executed in accordance with the global financial circumstances and the Subsidiary’s cash flow status.